[Hershey Letterhead]

                               The Hershey Company
                               100 Crystal A Drive
                           Hershey, Pennsylvania 17033

                                             January 12, 2006


                  Re:  The Hershey Company
                       Amendment No. 1 to Registration Statement on Form S-3 File Number 333-128375
                       ----------------------


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Jason Wynn, Esq.

Dear Mr. Wynn:

         As previously requested, attached hereto as Exhibit A please find disclosure relating to certain matters discussed in the response letter of The Hershey Company (the "Registrant"), dated December 14, 2005, addressed to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"). The Registrant undertakes to include this disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

         In addition, in the event the Staff has no further comments with respect to the above-referenced registration statement, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the above-referenced registration statement be declared effective at 9:30 a.m. Washington D.C. time, on Tuesday, January 17, 2006, or as soon as practicable thereafter.

         The Registrant hereby acknowledges the following: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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         Please feel free to contact A.J. Kess of Simpson Thacher & Bartlett LLP at (212) 455-2711 or Reza Odouli of Simpson Thacher & Bartlett LLP at (212) 455-2693 with any questions or concerns regarding any of the foregoing.

                                   Very truly yours,

                                   THE HERSHEY COMPANY

                                   By: /s/ Burton H. Snyder
                                       ----------------------------------
                                       Name:  Burton H. Snyder, Esq.
                                       Title: Senior Vice President, General
                                              Counsel and Secretary




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                                                                    Exhibit A
                                                                    ---------

To be included in PART 1, Item 1. Business
------------------------------------------

The most significant raw material used in the production of the Company's chocolate products is cocoa. The Company buys a mix of cocoa beans and cocoa products, such as cocoa butter, cocoa liquor and cocoa powder, to meet its manufacturing requirements. These commodities are imported principally from Far Eastern, West African and South American equatorial regions. West Africa accounts for approximately 70 percent of the world's crop of cocoa beans. Cocoa beans are not uniform, and the various grades and varieties reflect the diverse agricultural practices and natural conditions found in the many growing areas. While civil unrest in the Ivory Coast, the world's largest cocoa-producing country, has resulted in volatile prices, the Company believes a significant disruption of cocoa supplies from the Ivory Coast is unlikely. In the event such disruption does occur, the Company believes cocoa from other producing countries and from current physical cocoa stocks in consuming countries would provide a significant supply buffer. Historically there have been instances of weather catastrophes, crop disease, civil disruptions, embargoes and other problems in cocoa producing countries which have caused price fluctuations, but have never resulted in total loss of a particular producing country's cocoa crop and/or exports.

To be included in the MD&A under Capital Structure
--------------------------------------------------

The Milton Hershey School Trust maintains voting control over the Company. However, the Milton Hershey School Trust has not taken an active role in setting policy for the Company, nor has it exercised influence with regard to the ongoing business decisions of the Company's Board of Directors or management. The Milton Hershey School Trust decided to explore a sale of the Company in June 2002, but subsequently decided to terminate the sale process in September 2002. After terminating the sale process, the Trustee of the Milton Hershey School Trust advised the Pennsylvania Office of Attorney General in September 2002 that it would not agree to any sale of its controlling interest in the Company without the approval of the court having jurisdiction over the Trust following advance notice to the Office of Attorney General. Subsequently, Pennsylvania enacted legislation that requires that the Office of Attorney General be provided advance notice of any transaction that would result in the Milton Hershey School Trust no longer having voting control of the Company. The law provides specific statutory authority for the Attorney General to intercede, and petition the court having jurisdiction over the Trust to stop such a transaction if the Attorney General can prove that the transaction is unnecessary for the future economic viability of the Company and is inconsistent with investment and management considerations under fiduciary obligations. This legislation could have the effect of making it more difficult for a third party to acquire a majority of the Company's outstanding voting stock and thereby delay or prevent a change in control of the Company.